SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 4)*

                             RPM TECHNOLOGIES, INC.
                       -----------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    749695201
                                    ---------
                                 (CUSIP Number)

                                December 31, 2009
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1 (b)
         |X|  Rule 13d-1 (c)
         |_|  Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749695201
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Laurus Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  7,153,686 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  7,153,686 shares of Common Stock. *
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,153,686 shares of Common Stock
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           |X|
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------
         * Based on 67,774,381 shares of the common stock, no par value per share (the "Shares"), of RPM Technologies, Inc., a Delaware corporation (the "Company"), outstanding as of November 19, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008. As of December 31, 2009, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S.") Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), and Valens Offshore SPV II, Corp. ("Valens OFF SPV II" together with PSource, Valens U.S. and Valens OFF SPV I, the "Investors") held in aggregate
(i) a warrant (the "First July Warrant") to acquire 1,125,000 Shares, at an exercise price of $0.30 per Share for the first 375,000 Shares acquired thereunder, $0.36 per Share for the next 375,000 Shares acquired thereunder and $0.42 for the remaining shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "June Warrant") to acquire 584,014 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second July Warrant" and together with the First July Warrant and the June Warrant, the "Warrants") to acquire 8,000,000 Shares at an exercise price of $0.01 per Share for the first 4,800,000 Shares acquired thereunder, $0.02 for the next 800,000 shares acquired thereunder, $0.03 for the next 800,000 Shares acquired thereunder, $0.04 for the next 800,000 Shares acquired thereunder, and $0.05 for the remaining shares acquired thereunder, subject to certain adjustments, and (iv) 3,319,588 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation for the First July Warrant may be revoked by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void upon an Event of Default as defined in and pursuant to the terms of the First July Warrant. The Issuance Limitation for the Second July Warrant and the June Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 749695201
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: PSource Structured Debt Limited
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Guernsey
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  7,153,686 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  7,153,686 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,153,686 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
* Based on 67,774,381 shares of the common stock, no par value per share (the "Shares"), of RPM Technologies, Inc., a Delaware corporation (the "Company"), outstanding as of November 19, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008. As of December 31, 2009, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S.") Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), and Valens Offshore SPV II, Corp. ("Valens OFF SPV II" together with PSource, Valens U.S. and Valens OFF SPV I, the "Investors") held in aggregate (i) a warrant (the "First July Warrant") to acquire 1,125,000 Shares, at an exercise price of $0.30 per Share for the first 375,000 Shares acquired thereunder, $0.36 per Share for the next 375,000 Shares acquired thereunder and $0.42 for the remaining shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "June Warrant") to acquire 584,014 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second July Warrant" and together with the First July Warrant and the June Warrant, the "Warrants") to acquire 8,000,000 Shares at an exercise price of $0.01 per Share for the first 4,800,000 Shares acquired thereunder, $0.02 for the next 800,000 shares acquired thereunder, $0.03 for the next 800,000 Shares acquired thereunder, $0.04 for the next 800,000 Shares acquired thereunder, and $0.05 for the remaining shares acquired thereunder, subject to certain adjustments, and (iv) 3,319,588 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation for the First July Warrant may be revoked by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void upon an Event of Default as defined in and pursuant to the terms of the First July Warrant. The Issuance Limitation for the Second July Warrant and the June Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 749695201
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  20-8903266
--------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  7,153,686 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  7,153,686 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,153,686 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
* Based on 67,774,381 shares of the common stock, no par value per share (the "Shares"), of RPM Technologies, Inc., a Delaware corporation (the "Company"), outstanding as of November 19, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008. As of December 31, 2009, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S.") Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), and Valens Offshore SPV II, Corp. ("Valens OFF SPV II" together with PSource, Valens U.S. and Valens OFF SPV I, the "Investors") held in aggregate (i) a warrant (the "First July Warrant") to acquire 1,125,000 Shares, at an exercise price of $0.30 per Share for the first 375,000 Shares acquired thereunder, $0.36 per Share for the next 375,000 Shares acquired thereunder and $0.42 for the remaining shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "June Warrant") to acquire 584,014 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second July Warrant" and together with the First July Warrant and the June Warrant, the "Warrants") to acquire 8,000,000 Shares at an exercise price of $0.01 per Share for the first 4,800,000 Shares acquired thereunder, $0.02 for the next 800,000 shares acquired thereunder, $0.03 for the next 800,000 Shares acquired thereunder, $0.04 for the next 800,000 Shares acquired thereunder, and $0.05 for the remaining shares acquired thereunder, subject to certain adjustments, and (iv) 3,319,588 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation for the First July Warrant may be revoked by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void upon an Event of Default as defined in and pursuant to the terms of the First July Warrant. The Issuance Limitation for the Second July Warrant and the June Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 749695201
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  7,153,686 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  7,153,686 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,153,686 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
* Based on 67,774,381 shares of the common stock, no par value per share (the "Shares"), of RPM Technologies, Inc., a Delaware corporation (the "Company"), outstanding as of November 19, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008. As of December 31, 2009, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S.") Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), and Valens Offshore SPV II, Corp. ("Valens OFF SPV II" together with PSource, Valens U.S. and Valens OFF SPV I, the "Investors") held in aggregate (i) a warrant (the "First July Warrant") to acquire 1,125,000 Shares, at an exercise price of $0.30 per Share for the first 375,000 Shares acquired thereunder, $0.36 per Share for the next 375,000 Shares acquired thereunder and $0.42 for the remaining shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "June Warrant") to acquire 584,014 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second July Warrant" and together with the First July Warrant and the June Warrant, the "Warrants") to acquire 8,000,000 Shares at an exercise price of $0.01 per Share for the first 4,800,000 Shares acquired thereunder, $0.02 for the next 800,000 shares acquired thereunder, $0.03 for the next 800,000 Shares acquired thereunder, $0.04 for the next 800,000 Shares acquired thereunder, and $0.05 for the remaining shares acquired thereunder, subject to certain adjustments, and (iv) 3,319,588 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation for the First July Warrant may be revoked by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void upon an Event of Default as defined in and pursuant to the terms of the First July Warrant. The Issuance Limitation for the Second July Warrant and the June Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 749695201
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV II, Corp.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  26-0811267
--------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  7,153,686 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  7,153,686 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,153,686 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
         * Based on 67,774,381 shares of the common stock, no par value per share (the "Shares"), of RPM Technologies, Inc., a Delaware corporation (the "Company"), outstanding as of November 19, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008. As of December 31, 2009, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S.") Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), and Valens Offshore SPV II, Corp. ("Valens OFF SPV II" together with PSource, Valens U.S. and Valens OFF SPV I, the "Investors") held in aggregate
(i) a warrant (the "First July Warrant") to acquire 1,125,000 Shares, at an exercise price of $0.30 per Share for the first 375,000 Shares acquired thereunder, $0.36 per Share for the next 375,000 Shares acquired thereunder and $0.42 for the remaining shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "June Warrant") to acquire 584,014 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second July Warrant" and together with the First July Warrant and the June Warrant, the "Warrants") to acquire 8,000,000 Shares at an exercise price of $0.01 per Share for the first 4,800,000 Shares acquired thereunder, $0.02 for the next 800,000 shares acquired thereunder, $0.03 for the next 800,000 Shares acquired thereunder, $0.04 for the next 800,000 Shares acquired thereunder, and $0.05 for the remaining shares acquired thereunder, subject to certain adjustments, and (iv) 3,319,588 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation for the First July Warrant may be revoked by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void upon an Event of Default as defined in and pursuant to the terms of the First July Warrant. The Issuance Limitation for the Second July Warrant and the June Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 749695201
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Capital Management, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------------------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  7,153,686 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  7,153,686 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,153,686 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
* Based on 67,774,381 shares of the common stock, no par value per share (the "Shares"), of RPM Technologies, Inc., a Delaware corporation (the "Company"), outstanding as of November 19, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008. As of December 31, 2009, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S.") Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), and Valens Offshore SPV II, Corp. ("Valens OFF SPV II" together with PSource, Valens U.S. and Valens OFF SPV I, the "Investors") held in aggregate (i) a warrant (the "First July Warrant") to acquire 1,125,000 Shares, at an exercise price of $0.30 per Share for the first 375,000 Shares acquired thereunder, $0.36 per Share for the next 375,000 Shares acquired thereunder and $0.42 for the remaining shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "June Warrant") to acquire 584,014 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second July Warrant" and together with the First July Warrant and the June Warrant, the "Warrants") to acquire 8,000,000 Shares at an exercise price of $0.01 per Share for the first 4,800,000 Shares acquired thereunder, $0.02 for the next 800,000 shares acquired thereunder, $0.03 for the next 800,000 Shares acquired thereunder, $0.04 for the next 800,000 Shares acquired thereunder, and $0.05 for the remaining shares acquired thereunder, subject to certain adjustments, and (iv) 3,319,588 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation for the First July Warrant may be revoked by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void upon an Event of Default as defined in and pursuant to the terms of the First July Warrant. The Issuance Limitation for the Second July Warrant and the June Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 749695201
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: David Grin

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States and Israel
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  7,153,686 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  7,153,686 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,153,686 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 67,774,381 shares of the common stock, no par value per share (the "Shares"), of RPM Technologies, Inc., a Delaware corporation (the "Company"), outstanding as of November 19, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008. As of December 31, 2009, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S.") Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), and Valens Offshore SPV II, Corp. ("Valens OFF SPV II" together with PSource, Valens U.S. and Valens OFF SPV I, the "Investors") held in aggregate (i) a warrant (the "First July Warrant") to acquire 1,125,000 Shares, at an exercise price of $0.30 per Share for the first 375,000 Shares acquired thereunder, $0.36 per Share for the next 375,000 Shares acquired thereunder and $0.42 for the remaining shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "June Warrant") to acquire 584,014 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second July Warrant" and together with the First July Warrant and the June Warrant, the "Warrants") to acquire 8,000,000 Shares at an exercise price of $0.01 per Share for the first 4,800,000 Shares acquired thereunder, $0.02 for the next 800,000 shares acquired thereunder, $0.03 for the next 800,000 Shares acquired thereunder, $0.04 for the next 800,000 Shares acquired thereunder, and $0.05 for the remaining shares acquired thereunder, subject to certain adjustments, and (iv) 3,319,588 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation for the First July Warrant may be revoked by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void upon an Event of Default as defined in and pursuant to the terms of the First July Warrant. The Issuance Limitation for the Second July Warrant and the June Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 749695201
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------- ---------- -------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  7,153,686 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  7,153,686 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,153,686 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
* Based on 67,774,381 shares of the common stock, no par value per share (the "Shares"), of RPM Technologies, Inc., a Delaware corporation (the "Company"), outstanding as of November 19, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008. As of December 31, 2009, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S.") Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), and Valens Offshore SPV II, Corp. ("Valens OFF SPV II" together with PSource, Valens U.S. and Valens OFF SPV I, the "Investors") held in aggregate (i) a warrant (the "First July Warrant") to acquire 1,125,000 Shares, at an exercise price of $0.30 per Share for the first 375,000 Shares acquired thereunder, $0.36 per Share for the next 375,000 Shares acquired thereunder and $0.42 for the remaining shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "June Warrant") to acquire 584,014 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second July Warrant" and together with the First July Warrant and the June Warrant, the "Warrants") to acquire 8,000,000 Shares at an exercise price of $0.01 per Share for the first 4,800,000 Shares acquired thereunder, $0.02 for the next 800,000 shares acquired thereunder, $0.03 for the next 800,000 Shares acquired thereunder, $0.04 for the next 800,000 Shares acquired thereunder, and $0.05 for the remaining shares acquired thereunder, subject to certain adjustments, and (iv) 3,319,588 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation for the First July Warrant may be revoked by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void upon an Event of Default as defined in and pursuant to the terms of the First July Warrant. The Issuance Limitation for the Second July Warrant and the June Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 749695201

Item 1(a).  Name of Issuer: RPM Technologies, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            9981 West 190th St., Suite C, Mokena, Illinois
            Mokena, Illinois 60448

Item 2(a).  Name of Person Filing: Laurus Capital Management, LLC

            This Schedule 13G is also filed on behalf of PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., a Cayman Islands limited company, Valens Offshore SPV II, Corp., a Delaware corporation, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages PSource Structured Debt Limited, subject to certain preapproval rights of the board of directors of PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd. and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd. and Valens Offshore SPV II, Corp. reported in this Schedule 13G. Information related to each of PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).  Address of Principal Business Office or if none, Residence:
           335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Delaware

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  749695201

Item 3.     Not Applicable

Item 4.     Ownership:

      (a)   Amount Beneficially Owned: 7,153,686 shares of Common Stock

      (b)   Percent of Class: 9.99%

      (c)   Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 7,153,686 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  7,153,686 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

                   By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-----------------------------------
* Based on 67,774,381 shares of the common stock, no par value per share (the "Shares"), of RPM Technologies, Inc., a Delaware corporation (the "Company"), outstanding as of November 19, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008. As of December 31, 2009, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S.") Valens Offshore SPV I, Ltd. ("Valens OFF SPV I"), and Valens Offshore SPV II, Corp. ("Valens OFF SPV II" together with PSource, Valens U.S. and Valens OFF SPV I, the "Investors") held in aggregate (i) a warrant (the "First July Warrant") to acquire 1,125,000 Shares, at an exercise price of $0.30 per Share for the first 375,000 Shares acquired thereunder, $0.36 per Share for the next 375,000 Shares acquired thereunder and $0.42 for the remaining shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "June Warrant") to acquire 584,014 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second July Warrant" and together with the First July Warrant and the June Warrant, the "Warrants") to acquire 8,000,000 Shares at an exercise price of $0.01 per Share for the first 4,800,000 Shares acquired thereunder, $0.02 for the next 800,000 shares acquired thereunder, $0.03 for the next 800,000 Shares acquired thereunder, $0.04 for the next 800,000 Shares acquired thereunder, and $0.05 for the remaining shares acquired thereunder, subject to certain adjustments, and (iv) 3,319,588 Shares. The Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation for the First July Warrant may be revoked by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void upon an Event of Default as defined in and pursuant to the terms of the First July Warrant. The Issuance Limitation for the Second July Warrant and the June Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Valens U.S., Valens OFF SPV I and Valens OFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 749695201

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 12, 2010
                                                ----------------
                                                Date

                                                LAURUS CAPITAL MANAGEMENT, LLC

                                                /s/ Eugene Grin
                                                ----------------
                                                Eugene Grin
                                                Principal

CUSIP No. 749695201

                                   APPENDIX A

A. Name:                   PSource Structured Debt Limited,
                           a closed ended company incorporated with limited liability in Guernsey

   Business
   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017
   Place of
   Organization:           Guernsey

B. Name:                   Valens U.S. SPV I, LLC,
                           a Delaware limited liability Company
   Business
   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017
   Place of
   Organization:           Delaware

C. Name:                   Valens Offshore SPV I, Ltd.,
                           a Cayman Islands corporation
   Business
   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017
   Place of
   Organization:           Cayman Islands

D. Name:                   Valens Offshore SPV II Corp.,
                           a Delaware corporation
   Business
   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017
   Place of
   Organization:           Delaware

E. Name:                   Valens Capital Management, LLC,
                           a Delaware limited liability company
   Business
   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017
   Place of
   Organization:           Delaware

F. Name:                   David Grin

   Business
   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017
   Principal
   Occupation:
                           Principal of Laurus Capital Management, LLC and Valens Capital Management, LLC

   Citizenship:            United States and Israel

G. Name:                   Eugene Grin

   Business
   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017
   Principal
   Occupation:
                           Principal of Laurus Capital Management, LLC and Valens Capital Management, LLC

   Citizenship:            United States

CUSIP No. 749695201

Each of PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the
Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

PSource Structured Debt Limited

By:  Laurus Capital Management, LLC,
     Its investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
    February 12, 2010

Valens U.S. SPV I, LLC
Valens Offshore SPV I, Ltd.
Valens Offshore SPV II, Corp.

By: Valens Capital Management
Individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    February 12, 2010

/s/ David Grin
-----------------------------------------
    David Grin
    February 12, 2010

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    February 12, 2010